
02003240

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8 - 32227

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III


FEB 28 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2001** (MM/DD/YY) AND ENDING **December 31, 2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SoundView Technology Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 East Putnam Avenue
(No. and Street)

Old Greenwich	**Connecticut**	**06870**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy P. Dunham **(203) 321-7247**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	**New York**	**New York**	**10105**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Subordinated Liabilities.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemptive Provision under Rule 15c3-3.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholder of
SoundView Technology Corporation:

We have audited the accompanying consolidated statement of financial condition of SoundView Technology Corporation (a Delaware corporation and a wholly owned subsidiary of SoundView Technology Group, Inc.) and subsidiary as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of SoundView Technology Corporation and subsidiary as of December 31, 2001, in conformity with accounting standards generally accepted in United States.

Arthur Andersen LLP

New York, New York
February 21, 2002

SOUNDVIEW TECHNOLOGY CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
Cash and cash equivalents	$ 140,749,121
Receivable from clearing broker	17,172,354
Investment banking fees receivable	1,842,023
Securities owned, at market or fair value	1,280,057
Investments	2,883,554
Intangible assets, net of accumulated amortization of $31,572,101	
Goodwill	180,701,610
Institutional client relationships	57,389,591
Other	5,693,605
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $10,196,956	2,426,916
Prepaid expenses	1,828,102
Other assets	1,598,718
Total assets	$ 413,565,651
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Securities sold but not yet purchased, at market value	$ 283,747
Accounts payable and accrued expenses	5,735,140
Accrued compensation	30,949,778
Other liabilities	8,001,808
Total liabilities	44,970,473
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value; 6,000,000 shares authorized; 2,516,862 shares issued and outstanding	25,169
Additional paid-in capital	648,341,145
Accumulated deficit	(244,860,198)
Deferred compensation	(275,214)
Receivable from Parent and affiliates	(34,635,724)
Total stockholder's equity	368,595,178
Total liabilities and stockholder's equity	$ 413,565,651

The accompanying notes are an integral part of this consolidated statement.

SOUNDVIEW TECHNOLOGY CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION AND BUSINESS

SoundView Technology Corporation (the "Company", formerly Wit SoundView Corporation), a Delaware corporation, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers, Inc. ("NASD") and various states. The Company is a wholly-owned subsidiary of SoundView Technology Group, Inc. ("Parent", formerly Wit SoundView Group, Inc.)

The Company acts as an introducing broker for its customers and is engaged in the proprietary trading of securities as a market maker. The Company also participates in various underwriting and syndicate transactions in which they act as manager, co-manager or otherwise underwrite a portion of an offering. All transactions are cleared through and carried by a New York Stock Exchange, Inc. member firm on a fully disclosed basis pursuant to a clearing agreement.

2. SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiary SoundView Asset Management, Inc. ("SAM"). All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Management does not believe that actual results will differ materially from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity of three months or less to be cash equivalents. Cash and cash equivalents are comprised primarily of deposits with financial institutions which are invested in money market instruments and short-term commercial paper.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the related assets which range from three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the life of the lease or the remaining useful lives of the improvements, which range from three to seven years.

Investments

The Company holds investments in publicly traded and privately held companies and in limited partnerships. The Company's investments in publicly traded and privately held companies are accounted for at market or fair value.

Fair Value of Financial Instruments

Substantially all assets and liabilities carried at historical cost or contract value approximate fair value due to their relatively short-term nature.

Income Taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the recognition of deferred tax assets and liabilities at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not.

Receivable from Parent and Affiliates

Receivable from Parent and affiliates is presented as a reduction of stockholder's equity until paid.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141") and No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 addresses financial accounting and reporting for goodwill and other intangible assets acquired in a business combination at acquisition, requiring that the purchase method of accounting be used in all business combinations initiated after June 30, 2001.

SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition. The statement provides that assets which have indefinite useful lives will not be amortized, but rather will be tested at least annually for impairment and establishes specific guidelines for the testing of such assets. SFAS No. 142 allows for intangible assets with finite useful lives to continue to be amortized over their useful lives, but provides that those lives will no longer be limited to 40 years. The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001. Accordingly, beginning in January 2002, the Company will cease amortizing the remaining carrying value of the goodwill and tradename intangible assets related to SoundView Technology Group's merger with SoundView Technology Corp., both of which have indefinite useful lives. Goodwill and tradename intangible assets have carrying values at December 31, 2001 of $180.7 million and $2.2 million, respectively. As of December 31, 2001, the Company does not anticipate any impairment charges resulting from the adoption of SFAS No. 142.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not believe the implementation of SFAS No. 144 will have a material impact on the financial statements.

3. RECEIVABLE FROM CLEARING BROKER

Receivable from clearing broker includes cash balances, deposits and net amounts receivable or payable for securities transactions that have not yet settled as of the balance sheet date.

4. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

Securities owned and securities sold but not yet purchased consist of trading securities in corporate stocks, and are stated at quoted market values, with resulting unrealized gains or losses included in the consolidated statement of operations. Securities sold but not yet purchased represent obligations of the Company to deliver securities at a future date. These transactions result in off-balance sheet risk in an amount by which future market values may exceed the amount reflected in the consolidated statement of financial condition. The Company may, at its discretion, purchase the securities at prevailing market prices at anytime.

5. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company engages in certain transactions with its Parent and its affiliates, Wit Capital Corporation ("WCC") and SoundView Ventures Corp.

As of December 31, 2001, the Company's consolidated statement of financial condition reflects a receivable from Parent of approximately $34.6 million which consists of a payable of approximately $15.5 million related to income taxes payable (Note 9) and a receivable of approximately $50.1 million related to the restructuring of the strategic alliance agreement and the allocation of compensation and other expenses paid by the Company on the Parent's behalf.

6. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to use the alternative method, permitted by the Rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or an amount determinable based on the market prices and number of securities in which the Company acts as a market maker. Net capital and aggregate minimum requirements change from day to day. As of December 31, 2001, the Company had net capital of $105,199,341, which was $104,646,841 in excess of the required minimum capital. The capital rules of the SEC and NASD also provide that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than the minimum requirements.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to a clearing agreement between the Company and the clearing broker

which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation under SEC Rule 15c3-3.

7. EMPLOYEE BENEFITS

The Company participates in the Parent's 401(k) Plan (the "Plan"). Total matching contributions for the year ended December 31, 2001 were based on a percentage of eligible compensation of participating employees. Under the provisions of the Plan, subject to certain limitations, substantially all employees may elect to contribute to the Plan at least 1% but not more than 20% of their annual compensation. The Company matches each employee's contribution up to an amount representing 2% of the first $50,000 of the employee's base compensation during the year.

8. IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS

During June 2001, in light of current economic environment and market conditions, the Company performed an evaluation of its enterprise value to make a determination as to whether the recorded amounts of goodwill and intangible assets acquired in its mergers were potentially impaired. As a result of this analysis, the Company's management determined that an adjustment was required to reduce the carrying value of the Company's goodwill and other intangible assets to their estimated fair value. After evaluating the projected future cash flows related to its merger with E*OFFERING, the Company determined that the goodwill and the strategic alliance agreement related to this merger were impaired.

9. INCOME TAXES

The Company files a consolidated federal income tax return with its Parent. The Company computes its tax expense as if a separate return was to be filed.

10. LEASES

The leases for the Company's primary office space are obligations of the Parent, and the Parent charges the Company monthly for its portion of the rent expense.

The Company is obligated under two noncancelable leases for office space that it no longer occupies. The majority of the commitment detailed in the following table relates to a lease for office space in San Francisco, which expires in November 2009, and which the Company has sublet through that date. Sublease payments for the life of the lease total $9.0 million and are not included as an offset to the future minimum payments in the table below. The Company also holds a lease for unoccupied office space in Stamford, Connecticut, which expires in March 2003.

Future minimum payments under these two noncancelable office lease agreements are as follows:

Year ending December 31:	
2002	$ 1,440,328
2003	982,411
2004	883,882
2005	1,204,138
2006	1,211,058
Thereafter	3,529,370
	$ 9,251,187

11. OFF-BALANCE SHEET CREDIT RISK AND CONCENTRATION OF CREDIT RISK

Certain market and credit risks are inherent in the Company's business, primarily in facilitating customers' trading transactions in financial instruments. In the normal course of business, the Company's customer activities include execution and settlement of various customer security transactions with the clearing broker. These activities may expose the Company and the clearing broker (collectively referred to herein as "SoundView") to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligation.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company in conjunction with the clearing broker extends credit to the customer which is collateralized by cash and/or securities in the customer's account. In connection with these activities, SoundView executes customer transactions involving securities sold but not yet purchased. SoundView seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, exchange and internal guidelines. SoundView monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions when necessary. Such transactions may expose SoundView to significant off-balance sheet risk in the event the margin is not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, SoundView may be required to purchase or sell the collateral at prevailing market prices in order to fulfill the customer's obligations.

In accordance with industry practice, customer securities transactions are generally settled three business days after the trade date. SoundView is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of its contracts in which case SoundView may have to purchase or sell financial instruments at prevailing market prices. At December 31, 2001, the Company believes that the settlement of these transactions will not have a material effect on the Company's consolidated statement of financial condition or results of operations.

The Company is engaged in various securities trading and brokerage activities servicing customers primarily located in the United States. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Company.

The Company monitors credit risk on both an individual and group counterparty basis.

12. CONTINGENCIES

The Company is subject to claims and legal proceedings arising in the ordinary course of business. Certain of these matters relate to the Company's or its predecessors' underwriting of IPO shares. The Company believes that the disposition of these claims and legal proceedings will not have a material adverse effect on the consolidated financial position or results of operations of the Company.



To the Stockholder of
SoundView Technology Corporation:

In planning and performing our audit of the consolidated financial statements of SoundView Technology Corporation (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with auditing standards generally accepted in United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public

Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of the Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

New York, New York
February 21, 2002